SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6 – K
REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a – 16 OR
15d – 16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Optibase Ltd.

2 Gav Yam Center
7 Shenkar St
P.O.Box , 2170
Herzliya 46120
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit Index

Exhibit Number	Description of Document
99.1	Press Release Describing Q3 Results

2

SIGNATURE

Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Optibase Ltd. (Registrant) BY: /S/ Danny Lustiger —————————————— Danny Lustiger Chief Financial Officer

Date: October 21, 2004

3

800 Second Avwnue New York, NY 10017	Tel 212 682 6300 Fax 212 697 0910	E-mail pr@kcsa.com www.kcsa.com

FOR:	OPTIBASE, LTD.

OPTIBASE	Yael Paz
CONTACT:	+972 99709 255
yaelp@optibase.com

KCSA	Jeff Corbin/Lee Roth
CONTACTS:	(212) 896-1214/(212) 896-1209
jcorbin@kcsa.com, lroth@kcsa.com

For Immediate Release

OPTIBASE, LTD. REPORTS THIRD QUARTER 2004 RESULTS
Company announces revenues increase over third quarter

HERZLIYA, Israel, October 21, 2004 – Optibase, Ltd. (NASDAQ: OBAS), a leader in digital video solutions, today announced third quarter results for the period ended September 30, 2004.

        Revenues for the third quarter ended September 30, 2004 were $6.1 million, compared to $4.1 million in the second quarter, and $5.1 million for the same period a year ago.

        Pro forma net loss for the third quarter, excluding the effects of acquisition related costs, stock option charges, impairment of other long term investment and other income (expenses) (the “Cost and Charges”), was $238,000, or $0.02 per basic and diluted share, based on approximately 13.7 million basic and diluted weighted average shares outstanding. This compares with a pro forma net loss of $1 million, or $0.08 per basic and diluted share, based on approximately 13.1 million basic and diluted weighted average shares outstanding, for the second quarter, and a pro forma net income of $1.2 million, or $0.09 per basic and diluted share, based on approximately 13.4 million basic and diluted weighted average shares outstanding, for the third quarter of 2003.

        Actual net loss for the third quarter, including the effects of the Costs and Charges was $641,000, or $0.05 per basic and diluted share, based on approximately 13.1 million basic and diluted shares outstanding, compared with an actual net loss of $1.9 million, or $0.14 per basic and diluted share, based on approximately 13.1 million basic and diluted weighted average shares outstanding for the second quarter, and actual net income of $740,000 or $0.06 per basic and diluted share, based on approximately 12.5 million basic and 13.4 million diluted weighted average shares outstanding. For the same quarter in 2003.

OPTIBASE REPORTS/2

        For the nine months ended September 30, 2004, revenues totaled $14.3 million, compared to $14.3 million for the same period in 2003.

        Pro forma net income, excluding the Cost and Charges, was $714,000, or $0.05 per basic and diluted share, compared to a pro forma net income of $3.2 million, or $0.26 per basic and diluted share, for the same period in 2003.

        Including the effects of the Cost and Charges, actual net loss for the nine months ended September 30, 2004 was $841,000 or $0.06 per basic and diluted share. This compares to actual net income of $1 million, or $0.08 per basic and diluted share for the nine months ended September 30, 2003. Per share amounts are based on approximately 13.1 million basic and 13.7 million diluted weighted average shares outstanding for 2004 and approximately 12.4 million basic and 12.6 million diluted shares outstanding for 2003.

        As of September 30, 2004, the Company had cash, cash equivalents and other financial investments, net, of $50.9 million, and shareholders’ equity of $53.6 million. Financial income net for the third quarter totaled $1.7 million.

        Commenting on the third quarter results, Danny Lustiger, Chief Financial Officer of Optibase Ltd., said, “Our third quarter results reflect the progress Optibase has made toward the goal of achieving growth from each of our three business units. The strong business and technology foundation that we have worked to build is beginning to show results and we believe we are well positioned for future growth in each of the markets we serve.”

        Mr.Lustiger added, “We are continuing to make progress in our Broadband TV business unit as we are beginning to see the results of our enhanced sales and marketing efforts. We recently announced deployments with Chunghwa Telecom, Taiwan’s largest broadband network operator, and Scott Telecom and Electronics, a wholly owned subsidiary of the Scott County Telephone Cooperative in North America. Additionally, carriers in the European and Asian markets continue to express interest in the technology and we are involved in a number of trials with large carriers throughout the world. We continue to receive positive feedback on all fronts and have recently received several purchase orders from carriers in key markets.”

        Mr.Lustiger continued, “Looking to the fourth quarter, we are excited about the debut of the MGW 1100, the latest addition to the Media Gateway product family, which we expect will be available for delivery by the end of this year. MGW 1100 is based on the same highly successful advanced architecture of MGW 5100, and offers all the benefits of a carrier-grade TV streaming solution in a highly compact cost-effective rack-mount chassis.”

OPTIBASE REPORTS/3

        Mr. Lustiger continued, “This has been the first full quarter since our acquisition of Media 100‘s assets and we are encouraged by its initial performance and overall prospects going forward. We recently announced the largest single-site sale of Media 100‘s 844/X real-time, on-line editing and compositing system to an NBC affiliate based in Paducah, Kentucky and are seeing a growing level of interest from prospective customers. We are optimistic about the long-term potential of Media 100 and believe this investment will become an increasingly important part of the ongoing success of Optibase.

        “Additionally, during the quarter, our Video Technologies unit successfully launched a new version of the MPEG MovieMaker 200S, for the Macintosh community. We believe this is a key postproduction market, which holds a growth opportunity, and that our industry leading MPEG video encoder is well positioned to address it. With real-time hardware based encoding, Dolby® Digital audio and the ability to complement Apple’s DVD Studio Pro authoring package, the new MPEG MovieMaker 200 provides an excellent high-end solution for the MAC DVD creation market.”

        He concluded, “Entering the fourth quarter we believe we have made significant progress toward realizing the goals we set forth for Optibase. Given the progress we have made this quarter and the potential of our products, we believe Optibase is more competitive, more focused and better positioned to achieve growth and profitability going forward.”

Conference Call: Optibase has scheduled a conference call for 9 a.m. EDT, October 21, 2004, to discuss the third quarter results. Interested parties may dial 1-973-935-2406 or access the conference call over the Internet via, www.kcsa.com. To listen to the live call, please go to the KCSA Web site at least 15 minutes early to register, download and install any necessary audio software.

About Optibase
Optibase, Ltd. (NASDAQ: OBAS) provides professional editing, compositing, encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in Massachusetts, Europe, Japan and China. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

OPTIBASE REPORTS/4

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F, its Registration Statement on Form F-1 filed with the United States Securities and Exchange Commission and other filings with the SEC. The Company does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com.

This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

OPTIBASE REPORTS/5

Optibase Ltd.
Pro Forma Condensed Consolidated Statement of Operations
For the Period Ended September 30, 2004

(Excluding various costs and charges as described below)

	Nine months ended		Three months ended
	September 30 2004 $	September 30 2003 $	September 30 2004 $	September 30 2003 $
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	14,277	14,269	6,132	5,095
Gross profit	7,854	7,947	3,284	2,862
Operating expenses:
Research and development, net	3,696	3,787	1,696	1,142
Selling, marketing, general and
administrative	8,754	7,423	3,495	2,408
Total operating expenses	12,450	11,210	5,191	3,550
Operating loss	(4,596)	(3,263)	(1,907)	(688)
Other income (expenses)	1,383	(4)	-	-
Financial income, net	3,927	6,487	1,669	1,922
Net Income	714	3,220	(238)	1,234
Net Income (loss) per share:
Basic and diluted	$0.05	$0.26	$(0.02)	$0.09
Number of shares used in computing
Earnings per share
diluted	13,742	12,586	13,722	13,371
Amount in thousands, except per share data
The above pro forma amounts have been adjusted to exclude the following items:
In-process research and development
write off	800	-		-
Amortization of acquisition-related charges	140	-	105	-
Stock option charges	39	(21)	39	50
Impairment of other long term investment	-	1,364	-	-
Other expenses	576	868	259	444
Net effect of pro forma adjustments	1,555	2,211	403	494

OPTIBASE REPORTS/6

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended September 30, 2004

	Nine months ended		Three months ended
	September 30 2004 $	September 30 2003 $	September 30 2004 $	September 30 2003 $
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	14,277	14,269	6,132	5,095
Gross profit	7,854	7,947	3,284	2,862
Operating expenses:
Research and development, net	3,763	3,733	1,746	1,156
Selling, marketing, general and
administrative	8,866	7,456	3,589	2,444
Impairment of acquired intangibles	800	-	-	-
Total operating expenses	13,429	11,189	5,335	3,600
Operating loss	(5,575)	(3,242)	(2,051)	(738)
Other income (expenses)	807	(2,236)	(259)	(444)
Financial income, net	3,927	6,487	1,669	1,922
Net (loss) Income	(841)	1,009	(641)	740
Other comprehensive income
Unrealized holding (losses) gains on available
for sale securities	(260)	1,307	423	(756)
Total comprehensive (loss) income	(1,101)	2,316	(218)	(16)
Net (loss) Income per share:
Basic and diluted	$(0.06)	$0.08	$(0.05)	$0.06
Number of shares used in computing
Earning per share
Basic	13,053	12,399	13,093	12,517
Diluted	13,053	12,586	13,093	13,371
Amount in thousands, except per share data

OPTIBASE REPORTS/7

Optibase Ltd.
Condensed Consolidated Balance Sheets

	September 30 2004 $	December 31 2003 $
	Unaudited	Audited

Assets
Current Assets:
Cash, cash equivalents and short term investments	50,901	52,258
Trade receivables net of bad debts	3,291	2,804
Inventories	4,942	3,652
Other receivables and prepaid expenses	1,706	1,777
Total current assets	60,840	60,491
Other long term investments	2,276	2,232
Fixed assets, net	1,411	1,386
Other assets, net	1,945	140
Total assets	66,472	64,249
Liabilities and shareholders' equity
Current Liabilities:
Current Maturities	1	14
Trade payables	3,205	1,470
Accrued expenses and other liabilities	7,518	6,207
Total current liabilities	10,724	7,691
Accrued severance pay	2,109	2,080
Long-Term lease	-	-
Total shareholders' equity	53,639	54,478
Total liabilities and shareholders' equity	66,472	64,249
Amounts in thousands